UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-36484

NORDIC AMERICAN OFFSHORE LTD.
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Offshore Ltd. (the "Company") dated August 10, 2018, announcing the Company's earnings report for the second quarter of 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN OFFSHORE LTD.
(registrant)

Dated: August 15, 2018	By:	/s/ HERBJØRN HANSSON
Herbjørn Hansson
Executive Chairman

Exhibit 1

Nordic American Offshore Ltd. (NYSE: NAO) - 2Q2018 Earnings Report

Hamilton, Bermuda, August 10, 2018.

Nordic American Offshore Ltd ("NAO" or the "Company") owns and operates a fleet of 10 Platform Supply Vessels (PSV) each averaging approximately 4,000 DWT and with an average age of about 4 years. The vessels are primarily engaged in the North Sea offshore market between United Kingdom and Norway. The reactivation of two of our three laid-up vessels proved more costly than anticipated. There are no such costs anticipated for 3Q18.

We have during the last few weeks entered into term contracts for 4 of our 9 vessels ranging from 2 to 5 months, securing business for these vessels for the remainder of the present quarter and well into 4Q18. One of these term contracts are outside the North Sea and we are carefully considering expanding our geographical presence, on selected term business.

Results (accounting wise) for the second quarter 2018 came in slightly better compared with first quarter 2018. The Net Operating Loss was -$7.9m for 2Q18 as compared with -$8.3m for 1Q2018 (GAAP measure). The Adjusted Net Operating Result1 for 2Q18 was -$3.5m as compared to -$4.1m (cash loss) for 1Q2018.

With the 4 term contracts concluded, and earnings achieved up until now, the revenue for 3Q18 is already close to that of the entire 2Q18. We still have 5 vessels available in the spot for the remainder of the quarter, that can add additional revenue.

The basic features of NAO are similar to the business model of the NYSE listed tanker company Nordic American Tankers Limited ("NAT"). NAT holds 16.1% of NAO's common shares.

The Executive Chairman of NAO and his immediate family hold 13.4% of NAO's common shares. He is also the Chairman & CEO of NAT.

NAO aims to pursue a conservative financial policy. At the end of 2Q2018, the net debt2 per vessel was $11.8 million.

We concentrate on keeping our vessel operating costs low, while always maintaining our strong commitment to safe operations. As we expand our fleet, we do not anticipate that our administrative costs will rise correspondingly.

We plan to have a telephone-conference later in August or September.

For further details on our financial position, please see the financial information reported below and this entire release.

Strategy Going Forward

The main elements of NAO's strategy are based on a homogenous fleet, low debt, low G&A costs and liquidity in the stock. NAO has about 35,000 shareholders, mostly in the USA. Under improved market conditions dividend is a priority.

NAO is committed to protecting its underlying earnings and strong balance sheet. We shall endeavor to safeguard and further strengthen NAO's position in a deliberate, predictable and transparent way.

We encourage investors interested in the offshore sector to consider buying shares in NAO.

_______________________________________
1 Adjusted Net Operating Result represents Net Operating Result before depreciation and non-cash administrative charges.
2 Net debt is working capital less long term debt divided by 10 vessels.

NORDIC AMERICAN OFFSHORE LTD.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION (UNAUDITED) Amounts in USD '000		Three Months Ended		Six Months Ended
	Jun. 30, 2018	Mar. 31, 2018	Jun. 30, 2017	Jun. 30, 2018	Jun. 30, 2017
Net Charter Revenue	4,201	2,815	3,640	7,015	7,142
Vessel Operating Costs	(6,803)	(5,720)	(5,030)	(12,523)	(10,527)
General and Administrative Costs	(913)	(1,169)	(1,019)	(2,081)	(2,244)
Depreciation Cost	(4,379)	(4,261)	(4,324)	(8,640)	(8,550)
Operating Costs	(12,095)	(11,149)	(10,374)	(23,244)	(21,321)
Net Operating Loss	(7,894)	(8,335)	(6,733)	(16,229)	(14,179)
Interest Income	63	88	86	150	112
Interest Costs	(1,920)	(1,367)	(1,197)	(3,287)	(2,336)
Other Financial Income (Costs)	(338)	122	109	(215)	207
Total Other Costs	(2,195)	(1,157)	(1,002)	(3,352)	(2,018)
Income taxes	0	0	997 [1]	0	997
Net Loss	(10,089)	(9,492)	(6,738)	(19,581)	(15,199)
Basic Loss per Shares	(0.16)	(0.15)	(0.11)	(0.32)	(0.32)
Basic Weighted Average Number of Common Shares Outstanding	61,986,847	61,986,847	61,986,847	61,986,847	47,888,504
Common Shares Outstanding	61,986,847	61,986,847	61,986,847	61,986,847	61,986,847

1 Reversal of tax accruals

CONSOLIDATED CONDENSED BALANCE SHEETS (UNAUDITED) Amounts in USD '000	Jun. 30, 2018		Jun. 30, 2017		Dec. 31, 2017
Cash and Cash Equivalents	11,681		40,490		31,506
Accounts Receivable, net	4,000		2,058		2,096
Prepaid Expenses	2,038		882		1,274
Inventory	1,876		1,195		1,510
Other Current Assets	1,451		1,283		690
Total current assets	21,046		45,908		37,076
Vessels, Net	345,088		358,788		350,635
Total non-current assets	345,088		358,788		350,635
Total Assets	366,134		404,696		387,711
Accounts Payable	712		818		317
Accounts Payable, related party	597		566		728
Other Current Liabilities	1,833		2,035		1,764
Total Current liabilities	3,142		3,419		2,809
Long-term Debt	136,111	*	136,372	*	136, 552	*
Other Long-term Liabilities	49		24		77
Total Non-current Liabilities	136,160		136,396		136,629
Shareholders' Equity	226,833		264,880		248,274
Total Liabilities and Shareholders' Equity	366,134		404,696		387,711

* Long-term Debt consist of outstanding amounts on our Credit Facility less unamortized deferred financing cost. Outstanding amounts on our Credit Facility were $136.4 million, $137.0 million and $137.0 million as of June 30, 2018, June 30 2017 and December 31, 2017, respectively.

NORDIC AMERICAN OFFSHORE LTD.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)	Three Months Ended			Six Months Ended
Amounts in USD '000	Jun. 30, 2018	Mar. 31, 2018	Dec. 31, 2017	Jun. 30, 2018	Jun. 30, 2017
Net Operating Loss	(7,894)	(8,335)	(7,083)	(16,229)	(14,179)
Depreciation Costs	4,379	4,261	4,307	8,640	8,550
Adjusted Net Operating Earnings (Loss) (1)	(3,515)	(4,074)	(2,776)	(7,589)	(5,629)

(1) Adjusted Net Operating Earnings (Loss) represents Net Operating Loss before depreciation and non-cash  administrative charges. Adjusted Net Operating Earnings (Loss) is included because certain investors use this data to  measure a shipping company's financial performance. Adjusted Net Operating Earnings (Loss) is not required by  accounting principles generally accepted in the United States and should not be considered as an alternative to net  income or any other indicator of the Company's performance required by accounting principles generally accepted in  the United States.

NORDIC AMERICAN OFFSHORE LTD.

CONSOLIDATED CONDENSED STATEMENTS OF
CASH FLOW (UNAUDITED)	Six Months Ended		Twelve Months Ended
	Jun. 30, 2018	June 30, 2017	Dec. 31, 2017
Amounts in USD '000
Net Cash Provided by (Used in) Operating Activities	(17,360)	(8,360)	(14,032)
Investment in Vessels	(12)	0	(830)
Net Cash Used in Investing Activities	(12)	0	(830)
Net Proceeds from Issuance of Common Stock	0	48,336	48,336
Proceeds from Use of Credit Facility	0	0	0
Repayments on Credit Facility	(620)	0	0
Credit Facility Costs	0	0	0
Repurchase of Treasury Stock	0	0	0
Cash Dividends Paid to Shareholders	(1,860)	(2,454)	(4,933)
Net Cash Provided by Financing Activities	(2,480)	45,883	43,403
Net Decrease in Cash and Cash Equivalents	(19,852)	37,523	28,541
Effect of exchange rate changes on Cash	27	14	12
Cash and Cash Equivalents at Beginning of Period	31,506	2,953	2,953
Cash and Cash Equivalents at End of Period	11,681	40,490	31,506

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the PSV market, as a result of changes in the general market conditions of the oil and natural gas industry which influence charter hire rates and vessel values, demand in platform supply vessels, our operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contacts:

Gary J. Wolfe
Seward & Kissel LLP
 New York, USA
Tel: +1 212 574 1223

Bjørn Giæver, CFO
Nordic American Offshore Ltd
Tel: +1 888 755 8391 or +47 91 35 00 91

Herbjørn Hansson, Executive Chairman
Nordic American Offshore Ltd.
Tel: +1 866 805 9504 or +47 90 14 62 91

Web-site: www.nao.bm